FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: September 30, 2009

Dragon Jade International Limited
(Exact name of registrant as specified in its charter

Suite 14 B, Empire Land Commercial Centre, 91-85 Lockhart Road, Hong Kong, SAR, China
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: (630) 887-2388

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

	September 30,	March 31,
	2009	2009
Assets
Current assets
Cash and Bank Deposits	58,840	$62,341
Amount due from Related Company	13,851	22,450
Deposit & Other receivable	8	8
Total current assets	72,699	84,799

Plant, machinery and equipment, net	0	30

Total assets	72,699	84,829

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	0	0
Amount due to Directors	0	0
Accruals & Other payable	2,323	0
Total current liabilities	2,323	0

Stockholders' equity
Common stock, 100,000,000 shares authorized and 30,410,000 issued and outstanding at no par value	158,263	158,263
Retained earnings	(88,014)	(73,564)
Other Comprehensive Income	127	130
Total stockholders' equity	70,376	84,829

Total liabilities and stockholders' equity	72,699	$84,829

(Unaudited)

	For the three months ended		For the six months ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue	$--	$5,139	$--	$10,277

Cost of revenue	--	--	--	--

Gross profit	--	5,139	--	10,277

Expenses
Selling, general and administrative	(3,619)	(11,394)	(14,470)	(22,788)

Income/(loss) from operations	(3,619)	(6,256)	(14,470)	(12,511)

Other income
Interest income	8	50	20	99
Total other income	8	50	20	99

Loss from operations	(3,611)	(6,206)	(14,450)	(12,412)

Income tax	--	--	--	--

Net loss	(3,611)	(6,206)	(14,450)	(12,412)

Currency exchange gain (loss)	140	(1,340)	(3)	(2,679)

Comprehensive loss	$(3,471)	(7,546)	$(14,453)	$(15,091)

Net Loss per share	$(0.0001)	$(0.0002)	$(0.0005)	$(0.0004)

Net Comprehensive Loss per share	$(0.0001)	$(0.0003)	$(0.0005)	$(0.0005)

Weighted average common shares outstanding	30,410,000	30,000,000	30,410,000	30,000,000

(Unaudited)

	For the six months ended
	September 30,
	2009	2008
Cash flows from operating activities
Net loss	$(14,450)	$(12,412)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	30	41
Changes in assets and liabilities:
Deposits and other receivables - Related	8,599	(27,389)
Deposits and other receivables - Third	0	(3,086)
Accounts payables	0	(10,277)
Accrued liabilities and other payables-Third	2,323	(2,312)
Net cash (used in) operating activities	(3,498)	(55,435)

Cash flow from investing activities
Acquisition of assets	--	--
Net cash (used in) investing activities	--	--

Cash flow from financing activities
Cash advanced from directors	--	--
Cash for private placement	--	41,000
Net cash provided by financing activities	--	41,000

Effect of foreign exchange rate changes on cash and cash equivalent	(3)	(2,423)

Cash and cash equivalents:
Net (decrease) increase	(3,501)	(16,858)
Balance at beginning of period	62,341	79,463
Balance at end of period	$58,840	$62,605

Supplemental cash flow information:
Cash paid for income taxes	--	--
Cash paid for interest	$--	$--

Non-cash financing sources:
Shareholder loans converted to common stock	$--	$115,974

	Common		Retained Earnings (Deficit)	Other Comprehensive Income	Total Stockholders' Equity (Deficit)
	Shares	Stock

Balance, March 31, 2008	30,000,000	$117,263	$(52,653)	$2,679	$67,289

Issuance of shares to founders	10,000	1,000	--	--	1,000

Issuance of shares for private placement	400,000	40,000	--	--	40,000

Net loss for the year	--	--	(20,911)	--	(20,911)

Foreign currency translation adjustment	--	--	--	(2,549)	(2,549)

Balance, March 31, 2009	30,410,000	158,263	(73,564)	130	84,829

Net loss for the six months ended September 30, 2009	--	--	(14,450)	--	(14,450)

Foreign currency translation adjustment	--	--	--	(3)	(3)

Balance, September 30, 2009	30,410,000	$158,263	$(88,014)	$127	$70,376

Management Discussion and Analysis (For 6 Months ending Sept 30 2009)

There were no operating revenues for the 6 months ending September 30, 2009. There were, however, selling, general and administrative expenses (“SG & A) for the period of $14,470. The company did receive $20 of interest income. As a result, the net loss totaled $14,450. Taking into account the currency exchange loss of $3, the comprehensive loss for the period was $14,453. For the same period in 2008, the company recorded revenue of $10,277, SG & A of $22,788 and interest income of $99, for a net loss of $12,412. Including the currency exchange loss of $2,679, the comprehensive loss for the 6 months ending September 30, 2008 was $15,091.

For the 3 months ending September 30, 2009, the comprehensive loss was $3,471, which consisted of SG & A of $3,619, interest income of $8 and currency exchange gain of 140. For the same period in 2008, the company had revenue of $5,139, SG & A of $11,394 and interest income of $50, and a currency exchange loss of producing a comprehensive loss of $6,206.

Although the management has worked to secure new accounts through referrals and participation in seminars and conference, there has been little success. The adverse economic environment has also added to the difficulties of the company. To minimize the operating losses, management has been reducing operating costs.

As of September 30, 2009, the company had a cumulative loss of $88,014. Because of the capitalization of a directors’ loan of $115,654 from KASH in July 2008 and a placement of 410,000 shares of the company’s common stock to 41 unrelated third parties for $41,000 in September 2008, the company had a working capital of $70,376 as at September 30, 2009. Our auditors have expressed substantial doubt as to our ability to continue as a going concern. The expression of a substantial doubt as to the company’s ability to continue as a going concern means that unless the company achieves profitability, the losses and deficits likely would result in the failure of the company to realize assets and satisfy liabilities in the normal course of business and to continue in existence, in which case present and prospective shareholders would lose their entire investments.

The company has also experienced a very difficult business environment during the first half of fiscal year ending March 31, 2010, and expects such scenario to continue into the near future. Nevertheless, management will continue its efforts in marketing and attempting to generate new business and revenue through their participation in trade exhibitions, seminars and conferences for small-to-medium sized companies, and through referrals from former customers, lawyers and accountants.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to signed on its behalf by the undersigned hereunto duly authorized.

Dragon Jade International Limited

/s/ Wong Ka Ming

Wong Ka Ming

President & Chief Executive Officer

Dated: June 1, 2010